August 6, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Ms. Maryse Mills-Apenteng

  Re:
  HireRight, Inc.
  Registration Statement on Form S-1 (File No. 333-140613)

Dear Ms. Mills-Apenteng:

        In connection with the above-referenced registration statement ("Registration Statement") filed by HireRight, Inc. (the "Company" or "HireRight"), set forth below is the Company's revised response to Comment Number 1 contained in the Staff's letter dated July 18, 2007 regarding the Registration Statement. Concurrently herewith, the Company is filing Amendment No. 5 to the Registration Statement, consisting of only Part II of the Registration Statement and certain exhibits. All factual representations in this letter are based upon information provided to us.

*****

Compensation Discussion and Analysis

Performance-Based Annual Cash Incentives, page 70

        1.     Please refer to prior comment 7 of our letter dated June 13, 2007. Please revise the disclosure on page 70 to state that the Executive Short-Term Incentive Plan for 2007 was amended and restated in May 2007 and clearly and succinctly describe the material differences between the two plans. Disclose the annual operating income targets used to determine executive bonus payments for 2006 and 2007 as well as the individual quarterly objectives used to determine executive bonus payments in 2006. Further, disclose what portion of the bonus is tied to annual operating income versus customers satisfaction scores for the 2007 Plan, and 2006 in the case of the Chief Executive Officer, and what portion of the bonuses awarded in 2006 were tied to customer satisfaction scores versus individual quarterly objectives. Note that quantified disclosure is required pursuant to Item 402(b)(2)(v) and Instruction 2 to Item 402(b), subject to Instruction 4 of Item 402(b).

        Response:    Pursuant to the Staff's request, the Company has substantially rewritten the "Performance- Based Annual Cash Incentives" discussion commencing on page 70 of the Registration Statement to add the requested disclosure other than the operating income plan for 2007. We respectfully submit that the specific operating income targets for 2007 represent confidential financial information, the disclosure of which would cause competitive harm to the Company. The Company transacts business in the highly competitive employment screening industry, and being required to disclose its operating income targets on a forward-looking basis would cause substantial economic harm to the competitive position of the Company and fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).

        First, the disclosure of these targets for 2007 would decrease the Company's competitiveness in its industry by providing competitors with valuable insight into the Company's profitability goals and pricing structure, thereby enabling competitors to underprice the Company in competitive bidding situations or misrepresent or distort the information to place the Company in a negative light. HireRight competes with a variety of companies that provide a broad range of screening services, including national employment background screening providers such as First Advantage Corporation and ChoicePoint, Inc., regional and local employment background screening providers and smaller, independent private investigations firms. With over 1,000 employment screening firms estimated to be in the market, HireRight must often compete directly with other firms to win and to maintain customers. There are a number of factors on which the Company competes but the pricing structure is often a key component in customer decisions. Based on the disclosures made in the Registration Statement and the disclosures that HireRight will make as a public company, HireRight's competitors have and will have access to information about the Company and its business, while HireRight may not have access to similar information about them. HireRight's competitors will have access to all of the Company's quarterly and annual financial statements, which will provide them with significant information about the Company's revenues and costs of doing business, as well as access to information regarding potential business trends for, and significant events within, the Company. Providing the Company's internal operating income targets on a forward-looking basis in addition to all of the information that is already available could allow the Company's competitors to ascertain its profitability goals and provide them with competitively useful insights into the pricing structure that the Company is utilizing or is likely to utilize. As such, in situations where HireRight must provide pricing proposals to potential customers, HireRight's competitors could under-bid the Company when they know that the customer is also considering HireRight. Even for companies that already utilize HireRight, competitors may be able to use the disclosed information to structure pricing that is lower than HireRight's and attempt to lure away customers. Furthermore, competitors could use the information to place the Company in a negative light to its customers and potential customers. For example, the Company's competitors may distort or misrepresent the information to make it appear that the Company's pricing was unfair or imply that the Company was misrepresenting its pricing basis and structure.

        In addition, disclosing such information could have detrimental effects on the Company's negotiations with the Company's vendors and suppliers by allowing them to assess the Company's profitability goals when pricing services and goods. The Company deals with hundreds of vendors and suppliers in providing its services, including data service providers, medical laboratories and other health screening service providers, and vendors who provide local court searches, as well as the Company's outsourced vendor in India who provides verification, document management and data entry functions. The Company's cost of revenue primarily consists of cost of service revenue, which is comprised of vendor costs for obtaining screening results, as well as the personnel costs and related benefits for the Company's employees who are involved in the screening process. As such, the fees charged by the Company's vendors and suppliers has significant effects on the Company's costs of revenue, and any diminution of the Company's position in negotiating such fees and costs could have negative effects on the Company's profitability. Disclosing the Company's internal operating income targets could enable the Company's vendors and suppliers to assess the Company's profitability goals and potential profit margins and to use such information to negotiate higher fees for their services and products. Similarly, such disclosure could inhibit the Company's ability to negotiate price concessions from its vendors. The negative effects due to any diminution of the Company's negotiating position could be even more significant for the Company because many of the Company's vendor arrangements are not long-term. On the other hand, the Company's contracts with its customers often contain restrictions on the amounts or types of costs that may be passed through to customers, which means that the Company may not be able to recover any or all of the costs of any increases in fees by its data and service suppliers. As such, the Company is vulnerable to price increases, as well as refusals to renew agreements, by its vendors and suppliers.

        Similarly, disclosing such operating income targets could reduce the Company's bargaining position in negotiating contracts and fee schedules with its customers and potential customers. Disclosing the Company's internal operating income targets may cause customers to believe that the Company's pricing structure is overly favorable for the Company and lead to discontent among its customers, or could enable customers to ascertain the Company's profitability goals and utilize such information to negotiate pricing schedules and structures. Although the Company typically enters into multi-year contracts with its customers, these contracts generally do not require customers to purchase any minimum amounts of services from the Company, and customers generally are not contractually bound to use the Company's services exclusively. Customers can generally stop doing business with the

Company for any reason at any time without notice or penalty. As such, customer discontent arising from any perceived unfavorable pricing or a refusal to reduce fees in such perceived situation could have a material adverse effect on the Company's business and results of operations.

        The disclosure of the Company's internal targets may also lead investors and others to make various assumptions about the Company's business that may not be accurate. As a public company, the Company will periodically provide certain information and guidance regarding its business and results of operations. Its internal operating income targets for bonus purposes may or may not be in accordance with the Company's actual or expected performance and resulting guidance. As such, the disclosure of such internal targets for bonus purposes could lead investors and analysts to make assumptions about the Company and its business, as well as the other information that it discloses, that are not accurate and lead to confusion regarding the actual expected results. Moreover, if these targets are in the public domain and the Company fails to achieve them, it is more likely that the Company's stock price will be more volatile and this could, in turn, adversely affect the Company's ability to compete for executive talent and could involve the Company in expensive litigation or disputes.

        Providing competitors with this level of granularity into the Company's compensation strategies could also enable them to offer aggressive compensation packages to lure away key members of the Company's management team and may adversely impact the Company's ability to acquire new talent. Furthermore, competitors may be able to focus such efforts even prior to when bonuses would be payable by monitoring the Company's actual results as compared to the disclosed targets for payment of bonuses to the Company's executives. Accordingly, the Company's competitive position would be substantially harmed by the disclosure of such targets.

        In lieu of disclosing the actual 2007 targets, the Company has instead added disclosure to this section regarding the likelihood that the targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

*****

        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

                      Sincerely,

                      /S/ J.R. KANG

                      J.R. Kang